Exhibit 99.1

OBAGI GLOBAL HOLDINGS LIMITED
TABLE OF CONTENTS

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2022 (restated) and December 31, 2021	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2022 (restated) and March 31, 2021 (restated)	F-3
Unaudited Condensed Consolidated Statements of Shareholder’s Equity for the three months ended March 31, 2022 (restated) and March 31, 2021 (restated)	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 (restated) and 2021 (restated)	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

OBAGI GLOBAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. dollars, except share and per share data)

	As of
	March 31, 2022	December 31, 2021
	(As Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,439	$12,794
Restricted cash	650	650
Accounts and note receivable, net	13,413	18,738
Inventories	26,491	21,611
Prepaid expenses	4,317	4,965
Other current assets	304	279
Total current assets	58,614	59,037

Property and equipment, net	1,299	1,198
Intangible assets, net	76,339	79,574
Goodwill	44,489	44,489
Other assets	345	288
TOTAL ASSETS	$181,086	$184,586

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$16,590	$12,680
Current portion of long-term debt, net	16,205	15,442
Other current liabilities	13,478	12,683
Total current liabilities	46,273	40,805

Long-term debt, net	102,278	103,423
Deferred income tax liabilities	670	548
Other liabilities	636	571
Total liabilities	149,857	145,347

COMMITMENTS AND CONTINGENCIES (Note 16)
SHAREHOLDER’S EQUITY:
Common stock, 25,000,000 shares authorized; $0.50 par value; 8,000,002 shares issued and outstanding as of March 31, 2022 and December 31, 2021	4,000	4,000
Additional paid-in capital	100,113	100,113
Accumulated deficit	(72,802)	(64,849)
Accumulated other comprehensive loss	(82)	(25)
Total shareholder’s equity	31,229	39,239

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$181,086	$184,586

See accompanying notes to condensed consolidated financial statements

OBAGI GLOBAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(As Restated)	(As Restated)
Net revenue	$32,081	$28,501
Cost of goods sold	13,058	7,839
Gross Profit	19,023	20,662
Selling, general and administrative	23,476	15,552
Research and development	1,015	1,768
Total operating expenses	24,491	17,320
Operating (loss) income	(5,468)	3,342
Interest expense	2,821	1,995
Loss on extinguishment of debt	—	2,317
Other (income) expense, net	(379)	26
Total other expenses, net	2,442	4,338
Loss before income taxes	(7,910)	(996)
Income tax expense (benefit)	43	(445)
Net loss	$(7,953)	$(551)
Other comprehensive loss—Foreign currency translation adjustments, net of tax	(57)	—
Comprehensive loss	$(8,010)	$(551)

Net loss per share of common stock — Basic and diluted	$(0.99)	$(0.07)
Weighted average shares of common stock outstanding — Basic and diluted (Note 13)	8,000,002	8,000,002

See accompanying notes to condensed consolidated financial statements

OBAGI GLOBAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands of U.S. dollars, except share data)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity

	Shares	Amount
BALANCE—January 1, 2021	8,000,002	$4,000	$100,113	(43,273)	7	60,847
Net loss (as restated)	—	—	—	(551)	—	(551)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—
BALANCE—March 31, 2021 (as restated)	8,000,002	$4,000	$100,113	$(43,824)	$7	$60,296

BALANCE—January 1, 2022	8,000,002	$4,000	$100,113	(64,849)	(25)	39,239
Net loss (as restated)	—	—	—	(7,953)	—	(7,953)
Foreign currency translation adjustment, net of tax	—	—	—	—	(57)	(57)
BALANCE—March 31, 2022 (as restated)	8,000,002	$4,000	$100,113	$(72,802)	$(82)	$31,229

See accompanying notes to condensed consolidated financial statements

OBAGI GLOBAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021
	(As Restated)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,953)	$(551)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,525	3,428
Amortization of debt issuance costs	305	209
Loss on extinguishment of debt	—	2,317
Deferred income taxes	122	(531)
Changes in operating assets and liabilities:
Accounts receivable	5,325	301
Inventories	(4,880)	2,267
Prepaid expenses	648	(1,875)
Other current assets and other assets	(82)	463
Accounts payable	3,696	1,343
Other current liabilities and other liabilities	860	(710)
Net cash provided by operating activities	1,566	6,661
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(35)	(117)
Capital expenditure on property and equipment	(141)	—
Net cash used in investing activities	(176)	(117)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from term loan	—	110,000
Proceeds from revolving credit facility	—	20,000
Repayment of revolving credit facility	—	(39,000)
Repayment of term loan	(688)	(71,630)
Payment of debt issuance costs	—	(6,221)
Net cash (used in) provided by financing activities	(688)	13,149
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	702	19,693
Effect of foreign exchange rates on cash and cash equivalents	(57)	—
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	13,444	8,572
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$14,089	$28,265

See accompanying notes to condensed consolidated financial statements

OBAGI GLOBAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

1. DESCRIPTION OF BUSINESS
Obagi Global Holdings Limited (“Obagi Global”) is a holding company incorporated in the Cayman Islands that conducts all operations through its wholly owned subsidiaries (collectively the “Company” or “Obagi”). The Company is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, over-the-counter (“OTC”) and prescription products designed to prevent or improve the most common and visible skin disorders in adult skin, including premature aging, photo damage, hyperpigmentation (irregular or patchy discoloration of the skin), acne, sun damage, facial redness, and soft tissue deficits, such as fine lines and wrinkles. The Company is headquartered in Long Beach, California.
On July 15, 2021, ZhongHua Finance Acquisition Fund I, L.P., Obagi Global’s sole shareholder, transferred its shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which as of March 31, 2022, was the sole shareholder of Obagi Global. This transfer between affiliates did not result in any change of control.

Merger Agreement

On November 15, 2021, Waldencast Acquisition Corp. (NASDAQ: WALD), a special purpose acquisition company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Obagi Merger Sub, Inc., one of its indirect wholly owned subsidiaries (“Merger Sub”), and the Company pursuant to which Merger Sub will merge with and into the Company (excluding its operations in the China Region, as defined below), the separate corporate existence of Merger Sub will cease to exist, with the Company surviving as an indirect wholly owned subsidiary of Waldencast. Immediately prior to the Business Combination, with the approval of Waldencast’s shareholders, Waldencast Acquisition Corp’s jurisdiction of incorporation will be changed from the Cayman Islands to the Bailiwick of Jersey, Channel Islands, a British crown dependency, and its name will be changed to Waldencast plc (“Waldencast”). Following the Business Combination, the combined company will be organized in an “Up-C” structure, in which the equity interests of the Company will be held by Waldencast Partners LP (“Waldencast LP”), and indirect wholly owned subsidiary of Waldencast. . The Business Combination is expected to close in 2022. For further information on the Merger Agreement and subsequent Business Combination, see Note 17—Subsequent Events.

Immediately prior to the closing of the Business Combination, the Company will carve out and distribute the Note Receivable (as defined below) and its operations in the People’s Republic of China (“the Obagi China Business”), inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) to its shareholder, Cedarwalk.

In connection with the distribution, and prior to the Business Combination, the Company will enter into an Intellectual Property License Agreement (the “IP License Agreement”) with the Obagi China Business. Under the IP License Agreement, the Company will exclusively license intellectual property relating to the Obagi brand to the Obagi China Business, and the Company will retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business will pay the Company a royalty of five and a half percent (5.5%) of gross sales of licensed products.

In connection with the distribution, and prior to the Business Combination, the Company will enter into a Global Supply Services Agreement (the “Supply Agreement”) with the Obagi China Business, pursuant to which the Company will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), products to the Obagi China Business and its affiliates, for the Obagi China Business’s distribution and sale in the China Region. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated.

In connection with the distribution, and prior to the Business Combination, the Company will enter into a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business, for the provision of certain transition services to enable the Obagi China Business to conduct Obagi-branded business as a going concern in the China Region. The transition services will be provided for an initial term of up to twelve (12) months, with an option for the Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain research and development services. Services will be charged at the reasonable, fully-loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or up to a specified amount of services.
2. RESTATEMENT AND RECLASSIFICATIONS
Restatement of Previously Issued Financial Statements

On July 27, 2022, Waldencast consummated the Business Combination. During the year ended December 31, 2023, management of Waldencast and the audit committee of Waldencast’s Board of Directors (“the Board”), conducted an internal review, with the assistance of legal and accounting advisors, pertaining to certain accounting practices used by Obagi in connection with the recognition of revenue from sales of Obagi products to its Southeast Asia Distributor (the “SA Distributor”) in Vietnam, transactions with other Obagi distributors, both within and outside the U.S., as well as other accounting issues. Management and the audit committee identified misstatements in the previously issued condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 and as of March 31, 2022 as described below.
As a result, the Company has restated the accompanying condensed consolidated balance sheet as of March 31, 2022 and the condensed consolidated statements of operations and comprehensive loss, cash flows, and shareholder’s equity for the three months ended March 31, 2022 and 2021 from amounts previously reported.
Description of Restatement Adjustments
A summary of the restatement adjustments are as follows:
(a)Net revenue – The Company identified misstatements primarily relating to distributor fees and the recognition of revenue from three of Obagi’s distributors: the SA Distributor, Obagi’s exclusive supplier for the physician-dispensed channel in the U.S. (“Physician Channel Provider”), and the distributor for Obagi’s U.S. e-commerce platforms (“U.S. Online Marketplace Distributor”). The following table summarizes the impact of the restatement to net revenue:

	Three Months Ended
(In thousands)	March 31, 2022	March 31, 2021
Distributor fees for services (1)	$(8,745)	$(4,445)
SA Distributor (2)	(3,830)	899
Physician Channel Provider (3)	(476)	(3,385)
US Online Marketplace Distributor (4)	(644)	(818)
Other adjustments (5)	70	(91)
Total net revenue adjustments	$(13,625)	$(7,840)
1.Distributor fees for services – Obagi’s distributors charge fees for certain services they render. The Company had recorded these service fees as selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses. Management subsequently determined these service fees should have been recognized as a reduction to net revenue, as the additional services provided by distributors were not distinct from the distributors’ purchase of Obagi products. This resulted in an overstatement of net revenue of $8.7 million and $4.4 million, with the corresponding overstatements of SG&A expenses of $8.3 million and $4.2 million, and a corresponding overstatement of R&D expenses of $0.4 million and $0.2 million, respectively, for the three months ended March 31, 2022 and 2021. The misstatement had no impact to net income or cash flows for the three months ended March 31, 2022 or 2021.

2.SA Distributor – The Company historically recognized revenue for products sold to Obagi’s SA Distributor upon shipment of the products. Management determined that the SA Distributor revenue should have been recognized when the Company had no remaining performance obligations and received substantially all of the consideration related to each purchase order in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This resulted in an overstatement of net revenue of $3.8 million for the three months ended March 31, 2022, and an understatement of net revenue of $0.9 million for the three months ended March 31, 2021. This also resulted in an overstatement of accounts receivable of $28.7 million as of March 31, 2022.
3.Physician Channel Provider - The Company historically recognized revenue for products sold in the physician dispensed, or Direct-to-Physician (“DTP”), channel upon the transfer of products to the Physician Channel Provider. Management determined that although the products were transferred to the Physician Channel Provider, the Physician Channel Provider did not obtain actual control of the products until immediately prior to selling through to the physician customer. Therefore, revenue should have been recognized only immediately prior to transfer of products to physicians (i.e., when the products were sold to the physicians) rather than when they were transferred to the Physician Channel Provider. In addition, the Physician Channel Provider charged fees for certain services rendered by it (as discussed above) and the Company recorded these service fees as SG&A and R&D expenses, instead of as a reduction to net revenue. As a result of these items, there was an overstatement of net revenue of $0.5 million, an understatement of cost of goods sold of $0.2 million, and an overstatement of SG&A of $1.5 million for the three months ended March 31, 2022. Further, there was an overstatement of accounts receivable of $12.5 million and an understatement of inventory of $1.9 million as of March 31, 2022. For the three months ended March 31, 2021 this resulted in an overstatement of net revenue of $3.4 million, an overstatement of cost of goods sold of $0.1 million, and an overstatement of SG&A of $1.8 million.
4.U.S. Online Marketplace Distributor – The Company agreed to nonstandard payment terms in its contracts with the U.S. Online Marketplace Distributor and allowed for payments over a period of time that exceeded 365 days until final payment of an invoice. Management subsequently identified misstatements to revenue recognition relating to the significant financing component of such arrangement, timing of revenue, and incorrect accounting of shipping activities. The net impact of these misstatements resulted in an overstatement of net revenue of $0.6 million, an understatement of other income of $0.4 million and an understatement of deferred revenue of $0.7 million as of and for the three months ended March 31, 2022 and an overstatement of net revenue of $0.8 million for the three months ended March 31, 2021.
5.Other net revenue adjustments – Other net revenue adjustments were individually and in the aggregate insignificant for the three months ended March 31, 2022 and 2021.
(b)Cost of goods sold – The cost of goods sold misstatements, including those described in (c)3 below, were individually and in the aggregate insignificant for the three months ended March 31, 2022 and 2021.
(c)SG&A expenses – The following table summarizes the impact of the restatement to SG&A expenses:

	Three Months Ended
(In thousands)	March 31, 2022	March 31, 2021
Distributor fees for services (1)	$(8,343)	$(4,210)
Physician Channel Provider (2)	(1,543)	(1,810)
Other - adjustments (3)	(810)	(702)
Total SG&A adjustments	$(10,696)	$(6,722)
1.Distributor fees for services – As described above in (a)1, the Company had incorrectly recorded certain payments to distributors for services in SG&A expenses but these service fees should have been recognized as a reduction to net revenue. This resulted in an overstatement of SG&A expenses.

2.Physician Channel Provider – As described above in (a)3, the Company had recorded fees for certain services to the Physician Channel Provider in SG&A expenses as opposed to a reduction to net revenue, which caused an overstatement of SG&A expenses.
3.Other SG&A adjustments – The Company historically recorded certain promotional products in marketing expenses. Management determined that it should have recorded certain promotional products in cost of goods sold instead of marketing expenses, which resulted in an overstatement of SG&A expense of $0.5 million for each of the three months ended March 31, 2022 and 2021. The other SG&A adjustments were individually and in the aggregate insignificant for the three months ended March 31, 2022 and 2021.
(d)R&D expenses – The R&D expense misstatements, including those described in (a)1 above, were individually and in the aggregate insignificant for the three months ended March 31, 2022 and 2021.
(e)Other expenses (income), net - As described above in (a)4, the Company did not adjust the transaction price for a significant financing component in its contract with the U.S. Online Marketplace Distributor.
(f)Accounts receivable, net – The following table summarizes the impact of the restatement to accounts receivable, net:

As of
(In thousands)	March 31, 2022
SA Distributor (1)	$(28,681)
Physician Channel Provider (2)	(12,508)
Uncollectible loan receivable (3)	(2,500)
Other adjustments (4)	(1,927)
Total accounts receivable, net adjustments	$(45,616)
1.SA Distributor – As described above in (a)2, the Company restated revenue for products sold to the SA Distributor and adjusted the overstatement of accounts receivable, net.
2.Physician Channel Provider – As described above in (a)3, the Company restated revenue for products sold in the DTP channel and adjusted the overstatement of accounts receivable, net.
3.Uncollectible loan receivable – The Company did not record the loss on the write-off of a one-time uncollectible loan receivable related to the Obagi China Business in the period it was deemed uncollectible. This resulted in an overstatement of accounts receivable, net of $2.5 million as of March 31, 2022.
4.Other adjustments – The Company identified misstatements related to certain distributor receivables, aged accounts receivable and other accounts receivable. The aggregate impact of these misstatements resulted in an overstatement of accounts receivable, net of $1.9 million as of March 31, 2022.
(g)Inventories – The following table summarizes the impact of the restatement to inventories:

As of
(In thousands)	March 31, 2022
Physician Channel Provider (1)	$1,935
Other adjustments (2)	333
Total net inventory adjustments	$2,268
1.Physician Channel Provider – As described above in (a)3, the Company historically recognized cost of goods sold for products sold in the DTP channel upon transfer of the products to the Physician Channel

Provider instead of immediately prior to transfer of the products to physician customers, which resulted in an understatement of inventory.
2.Other adjustments – The other inventory misstatements were individually and in the aggregate insignificant as of March 31, 2022.
(h)Prepaid Expenses – The prepaid expense misstatements were individually and in the aggregate insignificant as of March 31, 2022 except for misstatements relating to marketing costs. The Company capitalized and amortized certain expenses related to marketing activities that did not meet the criteria for capitalization. Obagi should have expensed these items in the periods in which the expenses were incurred. This resulted in an overstatement to prepaid expenses of $2.0 million as of March 31, 2022.
(i)Other current assets – The other current assets misstatements were individually and in the aggregate insignificant as of March 31, 2022.
(j)Property and equipment, net – The Company historically capitalized certain internal use software costs that did not meet the criteria for capitalization. Obagi should have recorded these expenses in the periods in which they were incurred. This resulted in an overstatement of property and equipment, net of $2.6 million as of March 31, 2022, however it had an insignificant impact on depreciation expense for the three months ended March 31, 2022 and 2021.
(k)Other non-current assets – The Company historically capitalized prepaid expenses and included the long-term portion of such expenses in other non-current assets. Obagi should have recognized these expenses in the periods in which they were incurred. This resulted in an overstatement of other non-current assets of $1.1 million as of March 31, 2022.
(l)Accounts payable – The Company historically did not appropriately accrue for certain costs incurred in the period. These misstatements were individually insignificant, but in the aggregate resulted in an understatement of accounts payable of $1.0 million as of March 31, 2022.
(m)Other current liabilities
1.Deferred revenue – As described above in (a)4, the Company identified misstatements to revenue recognized for the U.S. Online Marketplace Distributor. Obagi should have recorded deferred revenue for payments received in advance of the revenue recognition. These adjustments resulted in an understatement of other current liabilities of $1.4 million as of March 31, 2022. Further, as described above in (a)3, the Company restated revenue and accounts receivable, net for products transferred to the DTP channel provider to recognize as revenue when the product was sold through to the physician customer. The Company creates a DTP liability, which is included as part of deferred revenue, for excess payments received for products transferred to the Physician Channel Provider but not sold-through to physicians. As a result, other current liabilities were understated by $1.2 million as of March 31, 2022.
2.Accrued distribution service fees - The Company identified misstatements to accrued distribution service fees which should have been classified as contra-accounts receivable. This resulted in an overstatement of other current liabilities of $1.1 million as of March 31, 2022.
3.Other current liabilities misstatements were individually and in the aggregate insignificant as of March 31, 2022.
(n)    Tax Accounting – The Company recalculated its income tax expense and related liabilities as a result of the restatements. The tax impact of the restatements was an increase to income tax expense of $0.1 million and a decrease to income tax expense of $0.5 million for the three months ended March 31, 2022 and 2021, respectively. This also resulted in an understatement of deferred tax liabilities of $0.1 million as of March 31, 2022.
(o)    Accumulated Deficit – The cumulative impact of the restatement adjustments increased accumulated deficit by approximately $52.9 million and $31.7 million as of March 31, 2022 and 2021, respectively.

Reclassifications
In an effort to enhance the clarity of financial information for users of these financial statements, the Company has elected to make certain reclassifications to its condensed consolidated statements of operations and comprehensive loss. As such, certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassification changes do not constitute errors because they represent changes in presentation from one acceptable method to another acceptable method under U.S. GAAP.
Description of Reclassifications
The categories of the reclassification adjustments and their impact on previously reported condensed consolidated financial statements are described below:
(p) The Company chose to reclassify depreciation and amortization expenses historically presented as a separate line item to cost of goods sold and SG&A expenses. Depreciation expense of property and equipment was reclassified to SG&A expenses and amortization expense of product-related intangible assets (e.g., supply agreement, formulations) was reclassified to cost of goods sold.
Cost of goods sold – The following table summarizes the impact of the reclassification adjustments to cost of goods sold:

	For the Three Months Ended
(In thousands)	March 31, 2022	March 31, 2021
Amortization of intangible assets	$1,163	$1,164
(q) The Company chose to reclassify amounts related to the effect of foreign exchange rates on cash and cash equivalents and present them as a separate line item from the change in cash, cash equivalents and restricted cash.
(r) The Company previously did not present gross profit. The Company has changed the presentation in its statement of operations to present gross profit, which resulted in cost of goods sold being reclassified from being grouped with other operating expenses to being part of the separate gross profit presentation.
Disclosure adjustments
The Company made certain corrections to the disclosures related to restricted stock. The Company previously incorrectly excluded 1,754 restricted stock units granted in March 2022 from the disclosures and updated the restricted stock disclosures in “Note 11—Stock Based Compensation,” and “Note 13—Net Loss Per Share,” to reflect this disclosure correction.
Condensed Financial Statement Adjustments Tables
The following tables present the effects of the restatement and reclassification adjustments to the previously issued condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)

	March 31, 2022
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,439	$—		$13,439
Restricted cash	650	—		650
Accounts receivable, net	59,029	(45,616)	f	13,413
Inventories	24,223	2,268	g	26,491
Prepaid expenses	7,265	(2,948)	h	4,317
Other current assets	408	(104)	i	304
Total current assets	105,014	(46,400)		58,614
Property and equipment, net	3,892	(2,593)	j	1,299
Intangible assets, net	76,339	—		76,339
Goodwill	44,489	—		44,489
Other non-current assets	1,426	(1,081)	k	345
TOTAL ASSETS	$231,160	$(50,074)		$181,086
LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$15,612	$978	l	$16,590
Current portion of long-term debt	16,154	51	n.m.	16,205
Other current liabilities	11,793	1,685	m	13,478
Total current liabilities	43,559	2,714		46,273
Long-term debt, net	102,278	—		102,278
Deferred income tax liabilities	548	122		670
Other non-current liabilities	636	—		636
TOTAL LIABILITIES	147,021	2,836		149,857
SHAREHOLDER’S EQUITY:
Common shares, 25,000,000 shares authorized; $0.50 par value, 8,000,002 shares issued and outstanding as of March 31, 2022	4,000	—		4,000
Additional paid-in capital	100,113	—		100,113
Accumulated deficit	(19,892)	(52,910)	o	(72,802)
Accumulated other comprehensive loss	(82)	—		(82)
TOTAL SHAREHOLDER’S EQUITY	84,139	(52,910)		31,229
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$231,160	$(50,074)		$181,086
n.m. - not meaningful

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31, 2022
	As Reported	Reclassification	Restatement Adjustments	Restatement Reference	As Restated
Net revenue	$45,706	$—	$(13,625)	a	$32,081
Cost of goods sold		12,150	908	b,p,r	13,058
Gross profit				r	$19,023
Cost of goods sold	10,987	(10,987)	—	r	—
Selling, general and administrative	31,810	2,362	(10,696)	c,p	23,476
Research and development	1,613	—	(598)	d	1,015
Depreciation and amortization	3,632	(3,525)	(107)	j,p	—
Total operating expenses	$48,042	$(12,150)	$(11,401)		$24,491
Operating loss	$(2,336)	$—	$(3,132)		$(5,468)
Interest expense, net	2,829	—	(8)	n.m.	2,821
Other expenses (income), net	8	—	(387)	e	(379)
Total other expenses, net	$2,837	$—	$(395)		$2,442
Loss before income taxes	$(5,173)	$—	$(2,737)		$(7,910)
Income tax (benefit) expense	(79)	—	122	n	43
Net loss	$(5,094)	$—	$(2,859)		$(7,953)

Net loss per common share:
Basic and diluted	$(0.64)		(0.35)		$(0.99)
Shares used in computing net loss per share
Basic and diluted	8,000,002				8,000,002

Net loss	$(5,094)	$—	$(2,859)		$(7,953)
Other comprehensive loss — foreign currency translation adjustments, net of tax	(57)	—	—		(57)
Comprehensive loss	$(5,151)	$—	$(2,859)		$(8,010)
n.m. - not meaningful

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31, 2021
	As Reported	Reclassification	Restatement Adjustments	Restatement Reference	As Restated
Net revenue	$36,341	$—	$(7,840)	a	$28,501
Cost of goods sold		7,929	(90)	b,p,r	7,839
Gross profit				r	$20,662
Cost of goods sold	6,765	(6,765)	—	r	—
Selling, general and administrative	20,010	2,264	(6,722)	c,p	15,552
Research and development	1,085	—	683	d	1,768
Depreciation and amortization	3,456	(3,428)	(28)	j,p	—
Total operating expenses	$31,316	$(7,929)	$(6,067)		$17,320
Operating income	$5,025	$—	$(1,683)		$3,342
Interest expense, net	2,005	—	(10)	n.m.	1,995
Loss on extinguishment of debt	2,317	—	—		2,317
Other expenses, net	26	—	—		26
Total other expenses, net	$4,348	$—	$(10)		$4,338
Income (loss) before income taxes	$677	$—	$(1,673)		$(996)
Income tax (benefit) expense	86	—	(531)	n	(445)
Net income (loss)	$591	$—	$(1,142)		$(551)
Net income (loss) per share common share:
Basic and diluted	$0.07		$(0.14)		$(0.07)
Shares used in computing net income (loss) per share:
Basic and diluted	8,000,002				8,000,002

Net income (loss)	$591	$—	$(1,142)		$(551)
Other comprehensive income (loss) — foreign currency translation adjustments, net of tax	—	—	—		—
Comprehensive income (loss)	$591	$—	$(1,142)		$(551)
n.m. - not meaningful

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Three Months Ended March 31, 2022
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,094)	$(2,859)		$(7,953)
Adjustments to reconcile net loss to net cash
Cash provided by (used in) operating activities:
Depreciation and amortization	3,632	(107)	j	3,525
Amortization of debt issuance costs	315	(10)	n.m.	305
Deferred income taxes	—	122	n	122
Changes in operating assets and liabilities:
Accounts receivable	4,338	987	f	5,325
Inventories	(4,884)	4	g	(4,880)
Prepaid expenses	679	(31)	h	648
Other current assets and other assets	(2)	(80)	i,k	(82)
Accounts payable	4,024	(328)	l	3,696
Other current liabilities and other liabilities	(1,126)	1,986	m	860
Net cash provided by operating activities	$1,882	$(316)		$1,566
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(121)	86	n.m.	(35)
Capital expenditure on property and equipment	(428)	287	j	(141)
Net cash used in investing activities	$(549)	$373		$(176)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of term loan	(688)	—		(688)
Net cash used in financing activities	$(688)	$—		$(688)
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$645	$57	q	$702
Effect of foreign exchange rates on cash and cash equivalents	—	(57)	q	(57)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	$13,444	$—		$13,444
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$14,089	$—		$14,089
n.m. - not meaningful

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Three Months Ended March 31, 2021
	As Reported	Restatement Adjustments	Restatement Reference	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$591	$(1,142)		$(551)
Adjustments to reconcile net income (loss) to net cash
Cash (used in) provided by operating activities:
Depreciation and amortization	3,456	(28)	j	3,428
Amortization of debt issuance costs	219	(10)	n.m.	209
Loss on extinguishment of debt	2,317	—		2,317
Deferred income taxes	$—	(531)	n	$(531)
Changes in operating assets and liabilities:
Accounts receivable	(2,557)	2,858	f	301
Inventories	2,892	(625)	g	2,267
Prepaid expenses	(1,851)	(24)	h	(1,875)
Other current assets and other assets	(365)	828	i,k	463
Accounts payable	1,434	(91)	l	1,343
Other current liabilities and other liabilities	828	(1,538)	m	(710)
Net cash provided by (used in) operating activities	$6,964	$(303)		$6,661
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(192)	75	n.m.	(117)
Capital expenditure on property and equipment	(228)	228	j	—
Net cash (used in) provided by investing activities	$(420)	$303		$(117)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of term loan	110,000	—		110,000
Repayment of term loan	(71,630)	—		(71,630)
Proceeds from revolving credit facility	20,000	—		20,000
Repayment of revolving credit facility	(39,000)	—		(39,000)
Payment of debt issuance costs	(6,221)	—		(6,221)
Net cash provided by financing activities	$13,149	$—		$13,149
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$19,693	$—		$19,693
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	$8,572	$—		$8,572
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$28,265	$—		$28,265
n.m. - not meaningful
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation—These condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2021 and 2020, included in Waldencast’s annual report on Form 20-F filed with the SEC on January 16, 2024. The consolidated balance sheet as of December 31, 2021, included herein, was derived from the audited financial statements of Obagi Global as of that date.
The unaudited interim condensed consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2022, its results of operations and comprehensive loss, shareholder’s equity, and cash flows for the three months ended March 31, 2022 and 2021. The results of the three months ended March 31, 2022 and 2021 are not necessarily indicative of the results to be expected any interim period or for any other future year.
The Company’s significant accounting policies and recent accounting pronouncements are described below.
Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, revenue recognition, fair value of assets acquired and liabilities assumed in business combinations, stock-based compensation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s condensed consolidated balance sheets and condensed consolidated statements of operations and comprehensive loss.
Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the U.S. and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from distributors, and third-party logistics companies, directly and indirectly from major retailers, and from group purchasing organizations located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, requiring customer advance payments in certain circumstances. The Company generally does not require collateral.
As of March 31, 2022, one customer accounted for 66% of accounts receivable. As of December 31, 2021, three U.S. customers accounted for 41%, 14% and 10% of accounts receivable, respectively.
During the three months ended March 31, 2022 and 2021, three vendors and two vendors, respectively, exceeded 10% of inventory purchases. In the three months ended March 31, 2022, the Company purchased approximately 24%, 12%, and

11% of inventory, from the three vendors. In the three months ended March 31, 2021, the Company purchased approximately 52% and 12% of inventory, respectively, from the two vendors. As of March 31, 2022, one vendor accounted for 12% of accounts payable. As of December 31, 2021, one vendor accounted for 24% of accounts payable.
Cash and Cash Equivalents—The Company considers highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents.
Restricted Cash—The Company’s restricted cash represents funds that are not accessible for general purpose cash needs due to contractual limitations. As of March 31, 2022 and December 31, 2021, the Company had restricted cash of $0.7 million. The restricted cash balance represented cash in a savings account held by a major bank located in the U.S. and provides collateral for corporate credit cards obtained by the Company for its employees. The Company is required to hold the restricted cash in the bank’s savings account. As of March 31, 2022, the Company’s cash, cash equivalents and restricted cash balance of $14.1 million shown on the condensed consolidated statements of cash flows consisted of $0.7 million restricted cash and $13.4 million in cash and cash equivalents. As of December 31, 2021, the Company’s cash, cash equivalents and restricted cash balance of $13.4 million shown on the condensed consolidated statements of cash flows consisted of $0.7 million restricted cash and $12.7 cash and cash equivalents.
Inventories—The Company’s products are produced by third-party contract manufacturers (“CMOs). Inventories consist of finished goods, work-in-process products and promotional products, valued at the lower of cost or net realizable value using the standard cost method, which approximates actual costs determined on a first-in, first-out basis. In order to track inventory quantities, the Company uses a perpetual inventory system. Promotional product is charged to cost of goods sold at the time the product is shipped to the Company’s customer.
The Company has in-transit inventory at any given period. Assessment of in-transit inventory is required to determine inventory balances accurately at period-end. Inventory is recognized when the Company holds title and bears substantially all of the risks and rewards of ownership. In many transactions, the transfer of title and the risks and rewards of ownership are dictated by contractually specified shipping terms, which may take the form of free-on-board (“FOB”) shipping point or FOB destination point.
If historical costs exceed the net realizable value at the balance sheet date, the Company adjusts the inventory to net realizable value (i.e., if impairment is identified, the Company records write-downs of inventories to cost of goods sold in the period in which it occurs). The Company evaluates the carrying value of inventories on a regular basis and determines the need to write down carrying values by considering historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost, and the remaining shelf life of goods on hand.
Obsolete, Scrap and Expired Inventory
The inventory provision is set up for inventory that is expected to become obsolete or have a decreased value due to market trends or product upgrades. It accounts for losses that may occur when the inventory cannot be sold at its full cost. The Company regularly monitors any inventory that is not expected to be sold prior to the expiration date and historically slow-moving inventory based on the remaining shelf life and incorporates these considerations into its reserve analysis. Additionally, each period, Management will evaluate whether any additional write downs are required in addition to the calculated reserve amount (generally, by stock keeping unit (“SKU”) and/or lot). Specific reserves may relate to known matters, such as quality concerns or a discontinued product.
Sales Returns
Historically, the Company has not experienced a material amount of product returns.
Certain arrangements may give the Company’s customers the right to return products. In addition, when customer arrangements do not give the Company’s customer the explicit right to return products, the Company may accept returns on a discretionary basis. The Company records a return asset for products returned by customers measured at the former carrying amount of the inventory, less any expected costs to recover the goods and potential decreases in value. If the returned inventory is not considered re-sellable, it will be written off to cost of goods sold. When customers have the right to receive a refund for defective or damaged products (as opposed to a replacement product), the right is accounted for as a right of return under ASC 606. When customers have the right to receive a replacement product for defective or damaged products, the right is accounted for as a warranty under ASC 460-10, Guarantees and the Company accrues for replacement costs.
Leases —The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases (“ASC 840”). An arrangement is or contains a lease if there are specified assets and the right to use the specified asset is conveyed for a period in exchange for consideration. Upon lease inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a capital or operating lease.
Operating leases are not recognized on the balance sheet. For income statement purposes, the Company recognizes rent expense on a straight-line basis for operating leases. For capital leases, the Company recognizes interest expense associated with the capital lease liability and amortization expense associated with the capital lease asset. For capital lease assets and leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease. Variable lease payments are recognized in general and administrative expenses. The Company’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Capitalized Software and Website Development Costs— The Company capitalizes costs related to (i) internal-use software (ii) cloud computing arrangement (“CCA”) implementation costs, and (iii) other software-related costs (e.g., website development costs).

For internal-use software, both internal and external costs incurred during the preliminary project stage are expensed as incurred, and qualifying costs incurred during the application development state are capitalized. Capitalization ceases no later than the point at which a software project is substantially completed and ready for its intended use.

For CCAs, or hosting arrangements, the Company evaluates if the CCA includes a software license that will be accounted for in addition to a hosting service. The cost of the arrangement (i.e., license or service cost) of a CCA that includes a software license will be capitalized as an acquisition of an asset (similar to internal-use software) and amortized over its useful economic life, whereas the costs of a service contract are expensed as incurred.

Costs related to website development are expensed as incurred during the planning stage, content development stage, and operating stage. The Company generally capitalizes costs incurred for activities during the website application and infrastructure development stage, and graphics development stage. Costs incurred for website hosting services from a third-party vendor are expensed over the period the services are received.

Internal-use software costs and website development costs are amortized on a straight-line basis over their estimated useful lives, which is generally three years or less. Management evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
Prepaid Expenses— At initial recognition, the Company measures prepaid assets based on cost (i.e., amount paid). In the accounting period or periods in which a good or service is used or received, the asset will be reduced by a proportionate amount and an associated asset (e.g., inventory) or expense (e.g., marketing) will be recorded.
Prepaid Inventory
Prepayments are required to begin production of inventory at certain of the Company’s CMOs and inventory suppliers. Vendors are tracked to determine prepayments that have been made and when the associated inventory is expected to be delivered to the Company (i.e., when the Company takes ownership of the inventory). Prepaid inventory is triggered by invoices received from CMOs (i.e., the vendor). When the Company submits purchase orders, the CMOs may request a prepayment amount (deposit) based on agreed-upon percentage in the vendor contracts to start the production process.
Prepaid Marketing and Advertising
The Company generally expenses the costs of advertising and marketing as costs are incurred, except for costs associated with producing advertising. While production costs (i.e., costs to develop promotions for a specific campaign associated with an identified new brand or new product) are incurred during the process of production, the Company has elected to expense certain costs when the associated advertising takes place. In the event that the advertising is not expected to occur

(e.g., decision has been made to not launch a promotion) or a 12-month period elapses without the associated advertising occurring, the associated production costs will be expensed.
Property and Equipment, Net— Property and equipment are stated at cost, net of accumulated depreciation. In the case of a business combination, acquired property and equipment are recognized at their fair value as of the date of acquisition. Following initial recognition, property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. No depreciation is charged to construction in progress. The estimated useful lives of the Company’s assets are as follows:

ESTIMATED USEFUL LIVES
Machinery equipment	3 years
Capital lease equipment	3 years
Computer software and website development	3 years
Leasehold improvements	Lesser of useful life or term of lease
Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive loss.
Intangible Assets, Net—Intangible assets consist primarily of trademarks, a supply agreement, customer lists, developed technology, and patents. Intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset.
Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, for each asset group held for use with indicators of impairment, the Company compares the expected future cash flows generated by the asset group, which represents the lowest level at which cash flows are identifiable, with its associated net carrying value. If the net carrying value of the asset group exceeds expected undiscounted cash flows, the excess of the net book value over estimated fair value is charged to impairment loss.
Goodwill—Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. The Company reviews goodwill for impairment annually on September 30th and at an interim date if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.
Deferred Issuance Costs—The Company capitalizes costs related to the issuance of debt instruments, as applicable. Such costs are initially recorded as a direct deduction from the applicable debt instrument and amortized over the contractual term of the related debt instrument in interest expense, net using the straight-line method, which approximates the effective interest method, in the consolidated statements of operations and comprehensive loss.
Accounts Receivable, Net—Trade accounts receivable are stated at net realizable value. Receivables are unsecured and represent amounts billed to and currently due from customers that have yet to be collected. Payment terms are generally short-term in nature and are less than one year. In certain circumstances, the Company offers extended payment terms to customers. When the period between the transfer of control of the products and payment is greater than one year, the Company adjusts the promised amount of consideration for the effects of a significant financing component.
The Company maintains an allowance for doubtful accounts, which represents allowances for customer trade accounts receivable that are both probable and estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. The Company records these allowances based on estimates related to the following factors: (i) customer-specific allowances, based upon past collection history, historical trends, and identification of specific customer risk and (ii) formula-based general allowances using an aging schedule. Determining such allowances involves the use of significant estimates and assumptions. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or to the customer’s account, if unspecified, until an invoice can be determined by the customer. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.
Revenue Recognition—The Company recognizes revenue when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services. In that determination, under ASC 606 the Company follows a five-step model that includes: (1) determination of whether a contract or an agreement between two or more parties that creates legally enforceable rights and obligations exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) performance obligations are satisfied. Net revenue excludes taxes collected by us on behalf of governmental authorities.
Product Sales
The Company’s revenue is primarily generated from product sales to distributors, retailers, physicians and directly to consumers (“DTC”) via its e-commerce platforms. Distributors may resell products to retailers, physicians, or end consumers. To determine when to recognize revenue under ASC 606 in cases where products are sold to distributors, the Company analyzes various factors including its ability to direct products physically held by the distributors, when title and risk of loss transfers, and who ultimately manages the relationship with the end consumer. The Company does not recognize revenue until control of the products is transferred to the distributor.
At contract inception, and when facts and circumstances change, the Company assesses whether it is probable that the Company will collect substantially all of the consideration it will be entitled to from a customer. If the Company determines that it is not probable that the Company will collect substantially all of the consideration from the customer, the Company recognizes revenue only when one or more of the following events occur: (i) the Company has no remaining obligations to transfer goods or services to the customer, and all, or substantially all, of the consideration promised by the customer has been received by the Company and is nonrefundable, (ii) the contract has been terminated, and the consideration received from the customer is nonrefundable, or (iii) the Company has transferred control of the goods or services to which the consideration that has been received relates, the Company has stopped transferring goods or services to the customer (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable.
The Company has determined that each of its products is distinct and represents a separate performance obligation. The transaction price is equal to the consideration the Company is entitled to – which could be either a distributor, retailer, physician, or e-commerce end consumer. When measuring revenue and determining the consideration the Company is entitled to as part of a contract with a customer, the Company takes into account the related elements of variable consideration. Product sales revenue is recognized net of provisions for estimated volume rebates and discounts, markdowns, margin adjustments, early-payment discounts and returns. The Company estimates variable consideration using the expected value method and adjusts the transaction price when control of the related product is transferred to the customer.
The Company’s distributors charge fees for certain services rendered by the distributors, including packing and shipping, marketing and advertising the Company’s products, monitoring product reviews, regulatory services, providing customer service, and generating data and analytical reports on product sales. Distributor fees for services are recognized as a reduction to revenue because the services provided are typically not distinct from the distributors’ purchase of products.
Typically, customers are required to pay either in advance or between 30 and 90 days from delivery or invoicing. However, in certain circumstances, the Company offers extended payment terms to customers. When the period between the transfer of control of the products and payment is greater than one year, the Company adjusts the promised amount of consideration for the effects of a significant financing component. When contracts contain a significant financing component in which the Company is effectively financing the customer, a portion of the transaction price is recognized as other income.

The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised product separately to a customer. The Company typically has an observable standalone selling price for each of its products.
The Company has different contracted shipping terms with different customers that dictate the timing of payment, passage of legal title, transfer of physical possession, and assumption of the risks and rewards occur. For distributors, other than the Physician Channel Provider, and retailers, depending on the contract, the Company considers transfer of control to have occurred either once the delivery of the product has occurred or once the product has been picked up from the Company’s designated warehouse/distribution center by the customer’s shipping agent, unless the Company is responsible for shipping the goods, in which case transfer of control passes upon delivery to the customer. For DTC sales and sales to physicians through the Physician Channel Provider, control transfers upon shipment to the end consumer or physician.
Shipping and Handling
The Company accounts for shipping and handling activities as fulfillment activities instead of as performance obligations and recognizes these costs as SG&A expenses. Costs related to shipping and handling for the three months ended March 31, 2022 and March 31, 2021 were $0.2 million and $0.2 million, respectively. Amounts billed to customers for shipping and handling are included in revenue.
Promotional Products
In situations where promotional products, such as samples and testers, are provided by the Company to its customers at the same time as a related saleable product, the cost of these promotional products are recognized as cost of sales at the same time as the revenue for the related product is recognized.
Royalties
The Company generates royalty revenue from products sold under the Obagi brand name in Japan through a license agreement with a local operator. Under these agreement, the Company provides the local operator with a license of intellectual property and receives a royalty based upon a percentage of net sales of Obagi-branded products sold in Japan. Because the license is the predominant item to which the sales-based royalty relates, the Company recognizes revenue for the sales-based royalty when the local operator consummates sales of the products.
Costs to Obtain a Contract with a Customer
The Company recognizes the incremental costs of obtaining a customer contract as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental costs to obtain contracts primarily relate to sales commission and sales-based bonuses. Total capitalizable costs to obtain a contract were immaterial during the periods presented.
Other
The Company’s contracts do not typically give rise to material contract assets or contract liabilities because (i) payment is typically closely aligned with the timing of the Company’s performance or (ii) the Company performs prior to customer payment, and the Company has an unconditional right to payment that represents an account receivable. Similarly, the Company does not recognize material revenue in reporting periods from performance obligations satisfied in previous periods. The Company applies the exemption in ASC 606-10-50-14(a) related to disclosure of the amount of transaction price allocated to unsatisfied performance obligations for royalty contracts. Because of the short-term nature of product sales contracts, the Company typically does not have other material amounts to disclose related to the transaction price allocated to unsatisfied performance obligations.
Cost of Goods Sold—Cost of goods sold consists of inventory and promotional product costs, including when inventory and promotional products are sold or written down, and product-related intangible asset amortization and depreciation expense.

Research and Development—R&D costs are expensed as incurred. Costs associated with research and development activities may include materials, equity and facility costs, personnel costs, contracted services (i.e., the costs of services performed by third parties in connection with the Company’s R&D activities), and direct costs (e.g., appropriate allocations for general and administrative costs). Substantially all R&D expenses are related to new product development and design improvements or increased functionality in current products.
The Company may capitalize acquired assets associated with R&D activities (e.g., materials, equipment) if both of the following criteria are met: (i) the Company reasonably expects that the acquired assets will be used in an alternative manner and anticipates an economic benefit from the alternative future use and (ii) the use of the acquired asset is not contingent on the further development of the asset after acquisition date (i.e., the asset can be used in an alternative manner in the condition in which it existed at the acquisition date).
Advertising—Advertising costs are expensed in the period in which they are incurred. Total advertising costs, included in SG&A expense on the condensed consolidated statements of operations and comprehensive loss, were $3.3 million and $1.1 million for the three months ended March 31, 2022 and March 31, 2021, respectively.
Fair Value Measurement—The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.
The fair values of the Company’s cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and all other current liabilities approximate their carrying values because of the short maturities of these instruments. Additionally, the carrying amount of debt approximates fair value due to the adjusting interest rates of the Company’s term loan, which approximate current market rates.
Stock-Based Compensation—The Company measures the cost of share-based awards granted to eligible employees, directors, and consultants based on the grant-date fair value of the awards. The grant-date fair value of the stock options is calculated using a Black-Scholes option pricing model. The Black-Scholes pricing model requires the use of subjective assumptions including the option’s expected term, the volatility of the underlying stock, the fair value of the stock, dividend yield rate and the risk-free rate. The fair value of the restricted stock units (“Restricted Stock”) is equal to the price of the Company’s common stock (“Common Shares”) on the grant date. The Company has elected to recognize the effect of forfeitures in the period in which they occur. Share-based awards are classified as equity, unless the underlying shares are classified as liabilities or the Company is required to settle the awards by transferring cash or other assets. The Company recognizes compensation expense for awards with service and qualifying transaction conditions on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulﬁllment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable. As of and prior to March 31, 2022, the Company does not expect the occurrence of a qualifying transaction event to be “probable”, and therefore no expense has been recorded.
Foreign Currency—The U.S. dollar is the reporting currency as well as the functional currency of the Company’s consolidated entities operating in the U.S., and certain of its subsidiaries operating outside of the U.S. For transactions entered into in a currency other than its functional currency, the monetary assets and liabilities are re-measured into U.S.

dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are re-measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from the re-measurement of these subsidiaries’ financial statements are included in the condensed consolidated statements of operations and comprehensive loss.
Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other (income) expense, net in the condensed consolidated statements of operations and comprehensive loss. Net foreign exchange gain (loss) recorded in the Company’s condensed consolidated statements of operations and comprehensive loss was insignificant for all periods presented.
Income Taxes—The Company accounts for income taxes using the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.
The provision for income taxes represents income taxes paid or payable for the current period plus the change in deferred taxes during the period. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether a valuation allowance is required often requires significant judgment including the long-range forecasting of future taxable income and the evaluation of planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. A valuation allowance of $14.1 million was recorded as of March 31, 2022 and December 31, 2021.
The Company accounts for a tax benefit from an uncertain position in the consolidated financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50% likely to be realized. As of March 31, 2022 and December 31, 2021, the Company had no uncertain positions in the condensed consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no amounts accrued for interest and penalties as of March 31, 2022 and December 31, 2021.
Net Loss Per Share—Basic net loss per share attributable to holders of common shares is computed by dividing the Company’s net loss attributable to holders of common shares by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to holders of common stock is computed by giving effect to all potentially dilutive securities.

Segments—The Company operates as a single operating and reportable segment. Operating segments are defined as components of an enterprise for which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess the Company’s financial and operational performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company-level, accordingly the Company has one reporting segment.

Recently Issued Accounting Standards, Not Yet Adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients entities can elect upon adoption. ASU 2016-02 amends the guidance for lease accounting to require lease assets and liabilities to be recognized on the balance sheet, along with additional disclosures regarding key leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the standard using a modified retrospective transition and apply the guidance to the earliest comparative period presented, with certain practical expedients that entities may elect to apply. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which defers the effective date for one year for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Leases. Topic 842 is effective for the Company for the annual period ending December 31, 2022, and interim periods within the annual period ending December 31, 2023, with earlier adoption permitted. The Company will adopt Topic 842 during the annual period ending December 31, 2022 using the modified retrospective method and as a result will not restate prior periods. The Company intends to elect the practical expedients provided in the new ASUs that (i) allow historical lease classification of existing leases, (ii) allow the Company to not reassess whether any expired or existing contracts contain leases, and (iii) allow the Company to not reassess initial direct costs for any existing leases. The Company is currently evaluating its lease agreements and summarizing key contract terms and financial information associated with each lease agreement in order to assess the impact the adoption of ASU 2016-02 will have on its consolidated financial statements. Based on the Company’s current lease portfolio, the Company preliminarily expects Topic 842 to have a material impact on its consolidated balance sheet primarily related to the recognition of operating lease assets and liabilities. The Company does not expect the adoption to have a material impact on the Company’s consolidated statement of operations or on its consolidated statement of cash flows.
In February 2016, the FASB issued ASU No. 2016-13, Financial Statements—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds an impairment model known as current expected credit loss that is based on expected losses rather than incurred losses. It recognizes an allowance as its estimate of expected credit losses, which may result in more timely recognition of such losses. In 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which defers the effective date for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Credit Losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and early adoption is permitted. This guidance is effective for the Company for the annual period beginning on January 1, 2023, and interim periods within the annual period beginning on January 1, 2023. The Company’s adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for annual period beginning on January 1, 2022, and interim periods within the annual period beginning on January 1, 2023. The amendments do not create new accounting requirements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides relief that, if elected, will require less accounting analysis and less accounting recognition for modifications related to reference rate reform. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. The amendments in the update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU were effective upon issuance and may be applied through December 31, 2022. The Company is implementing a transition plan to modify its debt with interest rates that are influenced by LIBOR. The Company is continuing to assess ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its debt.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance requires an acquirer to, at the date of acquisition, recognize and measure the acquired contract assets and contract liabilities acquired in the same manner that they were recognized and measured in the acquiree’s financial statements before the acquisition. This guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements, but does not expect it to have a material impact.
4. REVENUE
The Company disaggregates its revenue from contracts with customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Revenue by Sales Channel
The Company’s revenue is primarily generated from product sales. Direct Sales revenue listed in the table below includes (i) sales to physicians through the Physician Channel Provider, (ii) DTC sales via the Company’s e-commerce platforms, and (iii) sales directly to retailers. Distributors revenue includes products sold through distributors other than the Physician Channel Provider.
The total revenue by sales channel and geographic region set forth below conforms to the presentation disclosed after the Business Combination as reported in the Form 20-F for the fiscal year ended December 31, 2022. Total revenue by sales channel and geographic region was as follows for the periods indicated:

	Three Months Ended March 31,
	2022	2021
(In thousands)	(As Restated)	(As Restated)
Revenue by Sales Channel
Direct sales	$16,862	$15,756
Distributors	13,794	10,650
Net product sales	30,656	26,406
Royalties	1,425	2,095
Net revenue	$32,081	$28,501

Revenue by Geographic Region
North America	$18,167	$17,284
Rest of the World	12,489	9,122
Net product sales	30,656	26,406
Royalties	1,425	2,095
Total:	$32,081	$28,501
For the three months ended March 31, 2022, the countries that accounted for more than 10% of the Company’s total revenue were the United States and Vietnam, with net product sales amounting to $18.0 million and $7.5 million, respectively. For the three months ended March 31, 2021, the countries that accounted for more than 10% of the Company’s total revenue were the United States and Vietnam, with net product sales amounting to $17.3 million and $3.3 million, respectively.

For the three months ended March 31, 2022, two customers accounted for 45% and 21%, respectively, of the Company’s total revenue. For the three months ended March 31, 2021, two customers accounted for 54% and 12%, respectively, of the Company’s total revenue.
The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue. The Physician Channel Provider is also a distributor of the Company’s products to other channels, such as the spa channel, and the related sales to this channel are considered distributor revenue (in which instances it is referred to as the “Spa Channel Distributor”). Revenue generated from products sold to physicians and the DTC channel via the Company’s e-commerce platform through the Physician Channel Provider was $14.2 million during the three months ended March 31, 2022 and $14.1 million during the three months ended March 31, 2021. Revenue generated from products sold to the Spa Channel Distributor was $0.3 million during the three months ended March 31, 2022 and $1.1 million during the three months ended March 31, 2021.
5. ACCOUNTS AND NOTE RECEIVABLE, NET
As of March 31, 2022, accounts receivable, net consisted of accounts receivable of $14.3 million, less allowance for doubtful accounts of $0.9 million. As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $19.4 million, less allowance for doubtful accounts of $0.7 million.
During the three months ended March 31, 2022 and 2021, the Company’s allowance for doubtful accounts increased $0.2 million and $39,000 respectively.
In July 2021, and as amended in December 2021 and April 2022, Obagi Cosmeceuticals LLC, a wholly-owned subsidiary of Obagi, entered into a non-recourse, uncollateralized short-term promissory note, not in the ordinary course of business, lending a third party $2.5 million (“Loan Receivable”). This Loan Receivable had a maturity date of December 31, 2022 and carried an interest rate of 1.00% from July 30, 2021 to September 29, 2021 and 8.00% from September 30, 2021 through maturity. The outstanding principal and accrued interest were due upon maturity. The Company wrote-off the $2.5 million loan receivable as of December 2021 when it was determined to be uncollectible.
6. INVENTORIES
The components of inventories were as follows:

	March 31, 2022	December 31, 2021
(In thousands)	(As Restated)
Work in process	$1,944	$1,569
Finished goods	24,547	20,042
Total	$26,491	$21,611
7. PROPERTY AND EQUIPMENT—NET
Property and equipment, net consisted of the following:

	March 31, 2022	December 31, 2021
(In thousands)	(As Restated)
Computer hardware, software and equipment	$781	$752
Machinery and equipment	246	70
Internally developed software	1,086	1,041
Leasehold improvements	13	13
Total property and equipment	2,126	1,876
Less: accumulated depreciation	(827)	(678)
Property and equipment, net	$1,299	$1,198
Depreciation expense for property and equipment for the three months ended March 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.
Depreciation expense during these periods pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
8. INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following as of March 31, 2022:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$46,123	$(19,009)	$27,114
Customer lists	10	39,370	(17,388)	21,982
Supply agreement	10	25,570	(11,294)	14,276
Developed technology	10	22,863	(10,176)	12,687
Patents	20	294	(14)	280
Total		$134,220	$(57,881)	$76,339
Intangible assets, net consisted of the following as of December 31, 2021:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$46,004	$(17,842)	$28,162
Customer lists	10	39,370	(16,404)	22,966
Supply agreement	10	25,570	(10,654)	14,916
Developed technology	10	22,863	(9,592)	13,271
Patents	20	270	(11)	259
Total		$134,077	$(54,503)	$79,574
No impairment loss was recognized for the three months ended March 31, 2022 and 2021. Amortization expense for the three months ended March 31, 2022 and 2021 was $3.4 million and $3.3 million, respectively. Expected amortization for each of the years between 2022 through 2026, and thereafter are as follows (in thousands):

Years Ending December 31,
2022 (remaining 9 months)	$10,138
2023	13,521
2024	13,358
2025	13,316
2026	13,316
Thereafter	12,690
$76,339
9. OTHER CURRENT LIABILITIES
The major components of other current liabilities consisted of the following:

	As of
	March 31, 2022	December 31, 2021
(In thousands)	(As Restated)
Accrued salaries and related expenses	$6,031	$6,876
Accrued marketing expenses	2,773	2,963
Deferred revenue	2,603	733
Accrued distribution fees	827	760
Other	1,244	1,351
Total	$13,478	$12,683
10. DEBT
Current and long-term obligations consisted of the following:

		As of
	Maturity Date	March 31, 2022	December 31, 2021
(In thousands)		(As Restated)
2021 Term Loan	March 2026	$108,488	$109,175
2021 Revolving Credit Facility	March 2026	15,000	15,000
Unamortized debt issuance costs		(5,005)	(5,310)
Net carrying amount		118,483	118,865
Less: Current portion of long-term debt		(16,205)	(15,442)
Total long-term portion		$102,278	$103,423
2021 Credit Agreement
On March 16, 2021, and as amended on June 10, 2022, the Company replaced the 2018 Credit Agreement (described below) for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “2021 Credit Agreement”). The 2021 Credit Agreement included a term loan of $110.0 million (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40.0 million (“2021 Revolving Credit Facility”). Both the 2021 Term Loan and the 2021 Revolving Credit Facility mature on March 16, 2026. The 2021 Term Loan and 2021 Revolving Credit Facility bear interest at the LIBOR plus an applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions. If LIBOR becomes unavailable, the parties will establish an alternate index rate that gives due consideration to the then prevailing market convention for determining a rate of interest for leveraged syndicated loans in the United States. In connection with the issuance of the 2021 Credit Agreement, the Company incurred $6.4 million of debt issuance costs. The 2021 Credit Agreement is secured by the assets of the Company.

The Company incurred significant transaction expenses with respect to the Business Combination during the three months ended March 31, 2022. Under the 2021 Credit Agreement, such transaction expenses were not considered an adjustment for the maximum leverage ratio calculation and, therefore, the Company was not in compliance with the maximum leverage ratio for the period ended March 31, 2022. As a result, on June 10, 2022, the Company entered into an amendment to the 2021 Credit Agreement to retroactively modify the maximum leverage ratio allowed for the three months ended March 31, 2022 to remediate the noncompliance.
As of March 31, 2022, the Company had unpaid principal of $108.5 million and unamortized debt issuance costs of $3.7 million on the 2021 Term Loan. The interest rate on the term loan was 8.50% and the accrued interest was $0 as of March 31, 2022. The current portion of the 2021 Term Loan and 2021 Revolving Credit Facility was $3.4 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility was $0.9 million and $1.3 million, respectively. The outstanding balance under the 2021 Credit Agreement was settled upon the completion of the Business Combination, which occurred on July 27, 2022.
2018 Credit Agreement
On December 13, 2018, and as amended on December 23, 2019 and November 9, 2020, the Company entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of banks, including Wells Fargo Bank, National Association as administrative agent for the banks. The 2018 Credit Agreement included a term loan of $90.0 million (the “2018 Term Loan”) and a revolving credit facility with borrowing capacity of up to $35.0 million (“2018 Revolving Credit Facility”). Both the 2018 Term Loan and the 2018 Revolving Credit Facility were due to mature on December 13, 2023. In connection with the issuance of the 2018 Credit Agreement, the Company incurred $2.9 million of debt issuance costs. The 2018 Credit Agreement was secured by the assets of the Company. Both the Term Loan and the Revolving Credit Facility carried an interest rate of LIBOR plus applicable margin, as determined by the Company’s leverage ratios, and were subject to LIBOR succession provisions. On December 23, 2019 the 2018 Credit Agreement was amended to revise the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“Consolidated EBITDA”) to allow for certain additional adjustments, in relation to the debt covenants.
The Company recorded a loss on extinguishment of the 2018 Credit Agreement of $2.3 million to loss on extinguishment of debt in the accompanying condensed consolidated statement of operations and comprehensive loss during the three months ended March 31, 2021, which consisted of expensing unamortized debt issuance costs.
PPP Loan
In May 2020, the Company received loan proceeds in the amount of $6.8 million under the Paycheck Protection Program (“PPP”) from MUFG Union Bank (the “PPP Loan”). The PPP, established as part of the Coronavirus aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1%. The PPP Loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower used the proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. The Company used the proceeds for purposes consistent with the PPP, and in 2021, received approval from MUFG Union Bank and the Small Business Administration for forgiveness of the full amount of its PPP Loan, inclusive of accrued interest of $74,000. The Company recognized a gain on PPP Loan forgiveness of $6.8 million in the second quarter of 2021.
Scheduled Debt Maturities
Scheduled maturities under the Company’s 2021 Credit Agreement (excluding unamortized debt issuance costs of $5.0 million) as of March 31, 2022 are as follows (in thousands):

Years Ending December 31,
2022 (remaining 9 months)	$17,062
2023	5,500
2024	5,500
2025	5,500
2026	89,926
Total unpaid principal	$123,488
11. STOCK BASED COMPENSATION
On January 26, 2021, the Company established a Stock Incentive Plan (the “Stock Plan”), under which stock options, stock awards, and Restricted Stock of the Company may be granted to eligible employees, directors, and consultants. Under the Stock Plan, the Company is authorized to issue a maximum number of 1,500,000 shares of common stock. Incentive stock options must have an exercise price at or above the fair market value of the stock on the date of the grant. Stock options and Restricted Stock granted during the three months ended March 31, 2021 have service-based and performance-based vesting conditions.
The options vest over five years, with 25% of options vesting in four equal quarterly installments at the end of each three-month period through the first anniversary of the grant, and the remaining 75% vesting in a series of five equal annual installments over the five-year period measured from the grant date. The Restricted Stock vests in five equal annual installments at the end of each year, over the five-year period from the grant date. Award holders have a ten-year period to exercise the options before they expire. Notwithstanding achievement of the service-based condition, the options and Restricted Stock do not vest or become exercisable until a qualifying transaction is consummated prior to the expiration date. A qualifying transaction consists of either a change in control event or an underwritten initial public offering by the Company of its equity securities on a U.S. or foreign exchange.
The weighted average fair value per share of the awards granted during the three months ended March 31, 2021 was $15.55 and $38.89 for stock options and Restricted Stock, respectively. The unrecognized compensation cost was $12,443 and $9,531 for stock options and Restricted Stock, respectively, as of March 31, 2022 and $12,443 and $9,411 for stock options and Restricted Stock, respectively, as of December 31, 2021.

Stock option activity for the three months ended March 31, 2022 was as follows:

(In thousands)	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2022	800,000	$41.10	9.1	$16,456
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding as of March 31, 2022	800,000	$41.10	8.8	$17,992

Stock option activity for the three months ended March 31, 2021 was as follows:

(In thousands)	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2021	—	$—	—
Granted	800,000	41.10	9.8
Exercised	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Outstanding as of March 31, 2021	800,000	$41.10	9.8
For the three months ended March 31, 2021, the estimated share price was lower than the exercise price for the options granted, therefore, those options had no intrinsic value as of March 31, 2021.
Restricted Stock activity for the three months ended March 31, 2022 was as follows:

(In thousands)	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2022	243,307	$38.68
Granted	1,754	68.19
Exercised	—	—
Forfeited	—	—
Vested	—	—
Outstanding as of March 31, 2022	245,061	$38.89
Restricted Stock activity for the three months ended March 31, 2021 was as follows:

(In thousands)	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2021	—	$—
Granted	243,307	38.68
Exercised	—	—
Forfeited	—	—
Vested	—	—
Outstanding as of March 31, 2021	243,307	$38.68
12. SHAREHOLDER’S EQUITY
The Company’s equity structure consists of a single class of common stock. On December 2, 2020 the Company amended and restated its Memorandum and Articles of Association, authorizing 25,000,000 shares at $0.50 par value each. Each common stock is entitled to one vote. The Company did not hold any shares as treasury shares as of the periods presented in the accompanying condensed consolidated financial statements.
The Company may, at the discretion of its Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. Payments of dividends and distributions are limited to realized or unrealized profits of the Company. The Company did not pay any dividends in the three months ended March 31, 2022 and March 31, 2021.

13. NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share using the treasury stock method for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
(In thousands except share and per share data)	(As Restated)	(As Restated)
Net loss	$(7,953)	$(551)
Weighted-average number of shares outstanding – basic and diluted	8,000,002	8,000,002
Net loss per share – basic and diluted	$(0.99)	$(0.07)
The following table represents potential shares outstanding that were excluded from the computation of diluted net loss per share as they are issuable contingent on the occurrence of a qualifying event, and for the periods presented, the necessary conditions have not been satisfied (see Note 11):

	Three Months Ended March 31,
(In thousands)	2022	2021
Stock options	800,000	800,000
Restricted Stock	245,061	243,307
Total	1,045,061	1,043,307
14. INCOME TAX EXPENSE (BENEFIT)
Income taxes are determined using an estimated annual effective tax rate applied against income, and then adjusted for the tax impacts of certain significant and discrete items. The table below sets forth information related to the Company’s income tax (benefit) expense:

	Three Months Ended March 31,
	2022	2021	Change
(In thousands except percentages)	(Restated)	(Restated)
Income tax expense (benefit)	$43	$(445)	$488
Effective tax rate	(0.6)%	44.7%	(45.3)%
The Company, domiciled in the Cayman Islands, is subject to taxation in the U.S. and various states jurisdictions. ASC Topic 740, Income Taxes indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly owned subsidiaries use the statutory income tax rate in the Cayman Islands, which is 0%. The decrease in the effective tax rate for the three months ended March 31, 2022 when compared to the three months ended March 31, 2021, was primarily attributable to the change in pre-tax earnings, PPP Loan forgiveness, transaction costs incurred, and the change in valuation allowance recorded during the comparable periods. The Company’s future effective tax rate may vary from the statutory tax rate due to the mix of earnings in tax jurisdictions with different statutory tax rates or due to changes in valuation allowance.
The Company files income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2017 and forward. The Company does not anticipate a significant change in its uncertain tax benefits over the next 12 months. Management believes it is more likely than not that all significant tax positions taken to date would be sustained by the relevant taxing authorities.
15. RELATED PARTY TRANSACTIONS

There were no related party transactions during the three months ended March 31, 2022 and 2021.
16. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources, and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure. Legal fees are expensed as incurred.
Operating Lease Obligations
The Company leases office space under four non-cancelable operating leases expiring between September 2023 and October 2032. Rent expense related to operating leases was $0.4 million and $0.3 million for the three months ended March 31, 2022 and 2021, respectively.
As of March 31, 2022, future minimum lease payments under all noncancelable operating leases with an initial lease term in excess of one year were as follows (in thousands):

Year Ending December 31
2022 (remaining 9 months)	$1,224
2023	1,626
2024	1,456
2025	1,490
2026	844
Thereafter	1,911
$8,551
17. SUBSEQUENT EVENTS
Waldencast plc (NASDAQ: WALD) (formerly known as Waldencast Acquisition Corp.) was incorporated on December 8, 2020 as a Cayman Islands exempted company and a blank check company solely for the purpose of effecting a business combination (as generally described under the heading Merger Agreement in Note 1—Description of Business), which was consummated on July 27, 2022. The Business Combination was unanimously approved by Waldencast plc’s Board of Directors and was approved by Waldencast plc’s shareholders on July 25, 2022. As a result of the Business Combination, Obagi become an indirect subsidiary of Waldencast plc.
At the time of the Business Combination, all outstanding common stock of the Company, $0.50 par value were canceled and exchanged for (i) 28,237,506 Class A ordinary shares of Waldencast and (ii) cash in the amount of $345.4 million. In addition, Waldencast assumed Obagi’s legacy incentive award plans and outstanding unvested awards granted under those plans. Waldencast assumed 5,906,300 stock options and 1,776,827 restricted stock units as replacement awards pursuant to the Obagi Merger Agreement.

Immediately prior to the closing of the Business Combination, Obagi carved out and distributed the Note Receivable and the Obagi China Business to its shareholder, Cedarwalk.

The outstanding debt under the 2021 Credit Agreement was paid in full as part of Waldencast’s acquisition of Obagi.